SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC
FOUNDED 1866

September 29, 2006

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Matthew J. Benson, Esq.
Office of Consumer Products

Re:	New Sally Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 13, 2006 File No. 333-136259

New Aristotle Holdings, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed September 13, 2006

File No. 001-32970

Ladies and Gentlemen:

On behalf of New Sally Holdings, Inc. (“New Sally”) and New Aristotle Holdings, Inc. (“New Alberto” and together with New Sally, the “Companies”), each currently a wholly-owned subsidiary of Alberto-Culver Company (“Alberto-Culver”), we are writing in response to the comments contained in the Staff’s comment letter dated September 26, 2006 (the “Comment Letter”) with respect to New Sally’s Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-136259 (the “Proxy Statement/Prospectus—Information Statement”) and New Alberto’s Amendment No. 1 to the Registration Statement on Form 10, File No. 001-32970.

On the date hereof, New Sally has filed Amendment No. 2 to the S-4 and New Alberto has filed Amendment No. 2 to the Form 10 with the Securities and Exchange Commission (the “SEC”), incorporating the revisions described herein. For the convenience of the Staff’s review, the Companies have set forth the text of the comments contained in the Comment Letter followed in each case by the response of the Companies.

Form S-4

Summary. page 1

1.	Please refer to comment 6 in our letter dated September 1, 2006. We continue to believe your summary disclosure is too lengthy and contains excessive detail regarding technical aspects of how the transactions will occur. As requested previously, please revise your summary disclosure to include only the most material aspects of the proposed separation and related transactions.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

September 29, 2006

RESPONSE: The Companies have revised the “Summary” section of the Proxy Statement/Prospectus—Information Statement to further simplify the description of the transactions and otherwise further reduce the amount of disclosure therein in response to the Staff’s comment. See pages 1 through 13.

Alberto-Culver Executive Officers and Directors and Certain Alberto-Culver..., page 15

2.	Please refer to comment 10 in our letter dated September 1, 2006. As requested previously, please revise this section to describe the interests of Clayton Dubilier and the Lavin Family stockholder group and affiliates.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 10 through 11.

Risk Factors, page 31

New Sally’s success depends, in part, on its key personnel, page 50

3.	This risk factor is considered generic and should be revised to specifically identify the key personnel on whom you rely or should be deleted from this section.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment by deleting the referenced risk factor.

The financing arrangements that New Sally expects to enter into..., page 52

4.	Please specifically quantify and identify the restrictions in debt agreements you refer to at the bottom of page 52.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 48 through 49.

Background of the Transactions, page 69

5.	Please refer to comment 21 in our comment letter dated September 1, 2006. We note your revised disclosure on page 70, however, the reasons why Clayton Dubilier contacted Alberto-Culver about a spin-off remain unclear. Please revise your disclosure further to describe specifically why a spin-off transaction was proposed by Clayton Dubilier on April 6, 2006.

RESPONSE: The Companies have further revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 66.

Securities and Exchange Commission

September 29, 2006

6.	Please refer to comment 22 in our comment letter dated September 1, 2006. As requested previously, please discuss whether the resulting payments to management will be less than the amounts they would have received if the change of control provisions had been triggered and management’s reasons for agreeing to a lesser amount, if applicable.

RESPONSE: The Companies have further revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 68.

Alberto-Culver’s Reasons for the Transactions; Recommendation of the Alberto-Culver Board of Directors, page 77

7.	We note your response to comment 15 in our letter dated September 1, 2006. Further, we note that the Alberto-Culver Board considered the opinion of Goldman Sachs in approving the transactions. Please discuss whether the contingent fee arrangement or the limitations of the fairness opinion were considered by the board as potential risks of the transactions. In addition, please tell us the business reason for having the $16.5 million advisory fee payable only upon consummation of the transaction, as opposed to upon delivery of the opinion.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 75.

The Companies supplementally inform the Staff that Alberto-Culver has in the past entered into contingent fee arrangements of this type with its financial advisors in connection with other transactions. The Companies believe these contingent fee arrangements are customary in transactions of this type.

Opinion of Alberto-Culver’s Financial Advisor, page 83

8.	Please refer to comment 24 in our comment letter dated September 1, 2006. We note your response indicating that the materials prepared by Goldman Sachs in connection with the fairness opinion would be provided under separate cover by Skadden, Arps, Slate, Meagher & Flom LLP, counsel for Goldman Sachs. The staff has not yet received these materials. Please provide the materials as requested or advise. We may have further comment.

RESPONSE: The requested materials were supplementally provided to the Staff prior to the filing of Amendment No. 2 to the S-4.

Securities and Exchange Commission

September 29, 2006

9.	We note your response to comment 25 in our letter dated September 1, 2006. Please revise to explain how each analysis and conclusion contributed to the opinion that the consideration paid by Clayton Dubilier was fair to New Sally.

RESPONSE: The disclosure under each of the headings “Summary of Implied Proposed Transaction Multiples,” “Selected Companies Analysis,” “Selected Transaction Analysis,” “Discounted Cash Flow Analyses,” and “Leveraged Buyout Analysis” in the Proxy Statement/Prospectus—Information Statement has been revised in response to the Staff’s comment.

In addition, the Companies supplementally advise the Staff that they have been advised by Goldman Sachs that all of the analyses performed by Goldman Sachs in connection with rendering its fairness opinion which are described in the Proxy Statement/Prospectus—Information Statement contributed to its fairness determination and that Goldman Sachs did not attribute any particular weight to any analysis or draw separate conclusions from or with regard to any particular analysis. Rather, Goldman Sachs made its determination as to fairness after considering the results of all its analyses. This disclosure is set forth on page 86 of the Proxy Statement/Prospectus—Information Statement.

Material U.S. Federal Income Tax Consequences..., page 101

10.	We note your response to comment 29 in our letter dated September 1, 2006. Further, we note that it appears that the tax opinion is contingent upon receiving a private letter ruling from the Internal Revenue Service. Please revise to clarify that the IRS ruling will be received as of the effective date of the registration statement.

RESPONSE: The Companies believe that the tax opinion is not contingent upon receiving a private letter ruling from the Internal Revenue Service, but rather, it assumes that the private letter ruling has been received. As noted in the Proxy Statement/Prospectus—Information Statement, receipt of the private letter ruling is a condition to the closing of the transactions, and Alberto-Culver does not intend to waive such condition. See pages 5 through 6. The Companies have revised the “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions” section of the Proxy Statement/Prospectus—Information Statement to further indicate that Alberto-Culver does not intend to waive such condition. See page 101.

Securities and Exchange Commission

September 29, 2006

The Companies supplementally inform the Staff that Alberto-Culver does not expect to receive the private letter ruling prior to the effective date of the Registration Statement. However, the Companies expect to receive the private letter ruling prior to the date of the Alberto-Culver special meeting. The Companies believe this timing is not unusual in transactions of this nature. For example, see the H.J. Heinz Company-Del Monte Foods Company, Reg. No. 333-98827, and the J.M. Smucker Company-The Procter & Gamble Company, Reg. No. 333-73830, transactions.

Pro Forma Financial Statements for Alberto-Culver

Pro Forma Statement of Earnings for the Nine Months Ended June 30, 2006, page 178

11.	We note your response to comment 37 in our letter dated September 1, 2006. Please revise your disclosure to ensure that the Historical Sally Holdings column agrees to the amounts included in the audited carve out financial statements. Please separately reflect the $21.6 million service fee and related tax effect as a pro forma adjustment in a separate column.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 174.

Pro Forma Statement of Earnings for the Year Ended September 30, 2005, page 180

12.	We note your response to comment 39 in our letter dated September 1, 2006. Please separately reflect the $27.6 million service fee and related tax effect as a pro forma adjustment.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 176.

Description of New Sally, page 209

13.	Please provide support for the qualitative and comparative statements contained in this section. We note the following examples, although there are similar statements appearing throughout this section:

•	Sally Beauty Supply is the largest specialty retailer of professional beauty supplies in the U.S. based on store count, page 209;

•	BSG is the largest full-service distributor of professional beauty supplies in the U.S., page 209;

Securities and Exchange Commission

September 29, 2006

•	According to Professional Consultants & Resources, manufacturer sales in the U.S. professional beauty supply market were $3.4 billion in 2005..., page 210.

Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Please tell us whether the sources you cite to are publicly available. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise these and similar statements throughout your prospectus as necessary.

RESPONSE: In response to the Staff’s comment, the Companies are including under separate cover and on a supplemental basis information to support the qualitative and comparative statements appearing throughout the “Description of New Sally” section in the Proxy Statement/Prospectus—Information Statement (the “Support Book”). We have marked the statements for which support is being provided and cross-referenced them with the supporting information.

Several of the statements are being supported by a strictly confidential study by the independent research group Professional Consultants & Resources titled “Professional Salon Industry Study—2005” (updated as of January 2006), the relevant pages of which are included in our supplemental back-up material. We have obtained consent from Professional Consultants & Resources to quote from and reference to its confidential study on a limited basis.

Information in tabs B4, B7 and B8 of the Support Book is based on a study by Bain & Company prepared for the Companies. The information in the Bain study is directly based on data derived from the Professional Consultants & Resources study.

Sally Holdings - Financials Years Ended September 2005, 2004, and 2003

Consolidated Statement or Cash Flows, page F-42

14.	We note your response to comment 57 in our letter dated September 1, 2006. Auction rate securities have long-term maturity dates and therefore, do not qualify for net reporting in accordance with SFAS 95 paragraphs 11-13. Please revise your cash flows presentation to present your auction rate securities gross in accordance with SFAS 115 paragraph 18 or present your basis in GAAP for net presentation.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages F-42, F-44, F-66 and F-67.

Securities and Exchange Commission

September 29, 2006

Part II. Information Not Required in the Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-1

15.	We note your response to comment 61, but it appears that the equity commitment letter describes the terms of the $575 million investment commitment by Clayton Dubilier in New Sally. Please provide us with a copy of the commitment letter for our review, or revise to file the equity commitment letter as an exhibit to the next amendment. Please also provide us with copies of the opinion regarding the validity of the securities and the tax opinion, or file these opinions in your next amendment. We must review these opinions before the registration statement is declared effective and we may have additional comments on the opinions.

RESPONSE: The Companies supplementally inform the Staff that the equity commitment letter is being provided to the Staff under separate cover by Investor, on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended. In accordance with Rule 418, Investor has requested that the equity commitment letter be returned promptly following completion of the Staff’s review thereof. Investor also has requested confidential treatment of the equity commitment letter pursuant to the provisions of 17 C.F.R. § 200.83. The Companies supplementally inform the Staff that they believe all terms contained in the equity commitment letter materially affecting the Companies are described in the Proxy Statement/Prospectus—Information Statement on page 136 and note that the Limited Guarantee from Clayton, Dubilier & Rice Fund VII, L.P. in favor of Alberto-Culver has been filed as Exhibit 99.10 to the Form S-4.

The forms of opinions regarding the validity of the securities and the tax opinion are being provided to the Staff under separate cover on a supplemental basis.

Item 22. Undertakings, page II-5

16.	We note your response to comment 60 in our letter dated September 1, 2006. Please revise to include the undertakings in Item 512(a.)(5)(ii) and (a)(6) of Regulation S-K.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page II-5.

Exhibit 99.11 Opinion of Goldman Sachs

17.	We reissue comment 64 in our comment letter dated September 1, 2006. Refer to Section II.D.l. of the Current Issues Outline (November 14, 2000) for guidance.

Securities and Exchange Commission

September 29, 2006

RESPONSE: The Companies note Section II.D.1. of the Current Issues Outline in which the Staff has observed disclaimers by or on behalf of the financial advisor regarding shareholders’ right to rely on fairness opinions furnished to the a Board. Examples provided by the Staff in the aforementioned section include statements such as:

•	“No one other that the Board has a right to rely on this opinion.”

•	“This opinion is solely/only for the benefit of the Board of Directors.”

•	“No one may rely on this opinion without the prior consent of the Financial Advisor.”

•	“This opinion is addressed [solely/only] to the Board of Directors and is not intended to be relied upon by any shareholder.”

Neither the written opinion of Goldman Sachs, dated June 19, 2006, attached as Annex I to the Proxy Statement/Prospectus—Information Statement, nor the consent of Goldman Sachs filed as Exhibit 99.11 to the Registration Statement (the “Consent”) contains any language that directly or indirectly disclaims a shareholder’s right to rely on the opinion, or otherwise provides that the opinion is only for the benefit of its addressee.

The Companies respectfully submit that the language referred to by the Staff in comment 64 of the comment letter dated September 1, 2006, is appropriate because, consistent with Goldman Sach’s engagement letter with Alberto-Culver, the opinion may not be used, circulated, quoted or otherwise referred to for any other purpose, nor may it be filed with, included in or referred to in whole or in part in any registration statement or any other document, except in accordance with the prior written consent of Goldman Sachs. The second paragraph of the Consent describes the context in which the opinion was delivered to the Alberto-Culver Board of Directors; the Consent is consistent with the opinion itself and does not state or imply that the opinion was provided “solely” to the Board. The Consent confirms the ability of Alberto-Culver to include the opinion in the registration statement and does not limit or specify the parties that may rely on the opinion. The third paragraph states that the Consent is provided by Goldman Sachs only in connection with the specific filing of the Registration Statement and does not limit in any way reliance by stockholders on the opinion. The Companies respectfully submit that neither the opinion of Goldman Sachs nor the Consent contain any of the types of limitations on reliance by stockholders on opinions of financial advisors that are addressed in the Current Issues Outline.

With respect to the Staff’s comments relating to the Companies, the Companies have authorized us to advise the Staff as follows: (i) the Companies are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in

Securities and Exchange Commission

September 29, 2006

response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing and (iii) the Companies may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the foregoing or Amendment No. 2, please contact Scott Williams at (312) 853-7783 or the undersigned at (312) 853-4573.

Very truly yours,

/s/ David J. Zampa David J. Zampa

cc:	Gary P. Schmidt

Paul S. Bird